EXHIBIT 99.34

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High Tide Temporarily Closes Ontario Retail Cannabis Stores and Provides Business Update

Calgary, AB, April 6, 2020 / CNW / − High Tide Inc. (“High Tide” or the “Company”) (CSE:HITI) (OTCQB:HITIF) (FRA:2LY), an Alberta-based, retail-focused cannabis corporation enhanced by the manufacturing and wholesale distribution of smoking accessories and cannabis lifestyle products, today announced that, in compliance with the order issued by the Province of Ontario, the Canna Cabana locations in Hamilton, Sudbury and Toronto (the “Ontario Stores”) were closed by 11:59 PM on Saturday, April 4, 2020 for a 14-day period after all retail cannabis stores were removed from the government’s list of essential workplaces on Friday, April 3, 2020. All retail staff at the Ontario Stores have been temporarily laid-off as the Company awaits further updates from the Province.

“To mitigate the economic headwinds being caused by the COVID-19 pandemic, we are optimizing staffing levels across the organization, working with landlords to abate or defer rent, minimizing operating expenses and delaying capital expenditures wherever possible,” said Raj Grover, President & Chief Executive Officer. “Despite the temporary forced closures in Ontario, our 27 other retail cannabis stores across Alberta and Saskatchewan remain open for the time being, while Grasscity.com has recently experienced a doubling of its average weekly sales as people around the world are increasingly shopping online from the safety of their homes for their smoking accessories and cannabis lifestyle products,” added Mr. Grover.

Following on the success of Grasscity.com and based on the current high level of demand for e-commerce websites, High Tide remains on track to launch CBDCity.com in mid-April, which will primarily serve customers in the United States and the European Union, as well as elsewhere around the world. Ultimately, the Company believes that the senior secured credit facility advanced by Windsor Capital, together with the proceeds from the eventual sale of the common shares of Halo Labs, position the Company to be well funded to satisfy its core operating expenses and capital expenditures.

To reiterate its previously announced statement regarding the pandemic, High Tide has been continuing to respond to COVID-19 with changes to internal business practices consistent with the guidelines of public health authorities. Since inception, High Tide’s purpose has been to serve cannabis enthusiasts and a significant part of that commitment is ensuring the Company is putting the safety of its customers and employees first. The Company has implemented significant measures to protect the health and wellbeing of these valued groups of individuals. High Tide continues to monitor the situation closely while keeping its retail locations and wholesale facilities open, where permitted.

About High Tide Inc.

High Tide is an Alberta-based, retail-focused cannabis company enhanced by the manufacturing and wholesale distribution of smoking accessories and cannabis lifestyle products. It is a vertically-integrated company in the Canadian cannabis market, with portfolio subsidiaries including Canna Cabana Inc., KushBar Inc., Grasscity.com, Smoker’s Corner Ltd., RGR Canada Inc. and Famous Brandz Inc. High Tide’s strategy as a parent company is to extend and strengthen its integrated value chain, while providing a complete customer experience and maximizing shareholder value. Key industry investors in High Tide include Aphria Inc. (TSX:APHA) (NYSE:APHA) and Aurora Cannabis Inc. (NYSE:ACB) (TSX:ACB).

With the deregulation of recreational cannabis for adult use across Canada, Canna Cabana Inc. and its 28 branded stores is a sizeable retail business with a sophisticated yet playful customer experience. KushBar Inc. is a second retail cannabis business with 2 operating stores in Alberta, offering a modern experience aimed at the Company’s growing customer base in Alberta. Based in Amsterdam since 2000, Grasscity.com is the world’s preeminent and most searchable online retailer of smoking accessories and cannabis lifestyle products with approximately 5.8 million site visits annually. Representing the core of High Tide’s wholesale segment, RGR Canada Inc. is a high-quality and innovative designer, manufacturer and distributor of cannabis accessories. Famous Brandz Inc. is a dominant manufacturer of licensed lifestyle accessories, through partnerships with celebrities and entertainment companies including Snoop Dogg and Paramount Pictures. Famous Brandz’ products are sold to wholesalers and retailers around the world.

For more information about High Tide Inc., please visit www.hightideinc.com and its profile page on SEDAR at www.sedar.com.

Cautionary Note Regarding Forward-Looking Statements

Certain statements in this news release are forward-looking information or forward-looking statements, including, but not limited to the expected ability of the Company to receive funds from the Windsor Capital credit facility and the sale of the Halo Labs shares. Such information and statements, referred to herein as “forward-looking statements” are made as of the date of this news release or as of the date of the effective date of information described in this news release, as applicable. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (generally, forward-looking statements can be identified by use of words such as “outlook”, “expects”, “intend”, “forecasts”, “anticipates”, “plans”, “projects”, “estimates”, “envisages, “assumes”, “needs”, “strategy”, “goals”, “objectives”, or variations thereof, or stating that certain actions, events or results “may”, “can”, “could”, “would”, “might”, or “will” be taken, occur or be achieved, or the negative of any of these terms or similar expressions, and other similar terminology) are not statements of historical fact and may be forward-looking statements.

Such forward-looking statements are based on assumptions that may prove to be incorrect, including but not limited to the ability of the Company to execute on its business plan and that the Company will receive one or multiple licenses from Alberta Gaming, Liquor & Cannabis, British Columbia’s Liquor Distribution Branch, Liquor, Gaming and Cannabis Authority of Manitoba, Alcohol and Gaming Commission of Ontario or the Saskatchewan Liquor and Gaming Authority permitting it to carry on its Canna Cabana Inc. business. The Company considers these assumptions to be reasonable in the circumstances. However, there can be no assurance that any one or more of the government, industry, market, operational or financial targets as set out herein will be achieved. Inherent in the forward-looking statements are known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements, or industry results, to differ materially from any results, performance or achievements expressed or implied by such forward-looking statements.

The forward-looking statements contained herein are current as of the date of this news release. Except as required by law, High Tide does not have any obligation to advise any person if it becomes aware of any inaccuracy in or omission from any forward-looking statement, nor does it intend, or assume any obligation, to update or revise these forward-looking statements to reflect new events or circumstances. Any and all forward-looking statements included in this news release are expressly qualified by this cautionary statement, and except as otherwise indicated, are made as of the date of this news release.

SOURCE High Tide Inc.

For further information, please contact Raj Grover, President & Chief Executive Officer of High Tide Inc.; Tel: (403) 770-9435; Email: Raj@HighTideInc.com; Web: www.HighTideInc.com.

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